Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 2 DATED MAY 16, 2018

TO THE PROSPECTUS DATED APRIL 16, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 16, 2018 (the “Prospectus”) and Supplement No. 1 to the Prospectus dated April 26, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of June 1, 2018;

•	to disclose the calculation of our April 30, 2018 net asset value (“NAV”) per share for each class of our common stock;

•	to update the “Experts” section of the Prospectus;

•	to update the “Management” section of the Prospectus; and

•	to disclose our Quarterly Report on Form 10-Q for the period ended March 31, 2018.

June 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2018 (and repurchases as of May 31, 2018) is as follows:

Transaction Price (per share)
Class T	$10.14
Class S	$10.14
Class D	$10.14
Class I	$10.14

As of April 30, 2018, we had not sold any Class T, Class S, Class D or Class I shares. The transaction price for our Class T, Class S, Class D or Class I shares is based on our aggregate NAV per share as of April 30, 2018. There were no stockholder servicing fees for the month of April 2018.

A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

April 30, 2018 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of April 30, 2018, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

VGN-NREIT 0518P

The following tables provide a breakdown of the major components of our NAV as of April 30, 2018 ($ and shares in thousands):

April 30, 2018
Components of NAV
Investment in real property	$123,600
Investment in real estate-related assets	20,441
Cash and cash equivalents	61,429
Other assets	544
Debt obligations	—
Other liabilities	3,145
Stockholder servicing fees payable the following month (1)	—

Net Asset Value	$202,869

Number of outstanding shares	20,000

(1)	Stockholder servicing fees only apply to Class S, Class T and Class D shares

As of April 30, 2018, all outstanding shares of common stock were Class N shares held by TIAA through its wholly owned subsidiary. Our NAV per share of our Class N common stock as of April 30, 2018 was $10.14. We will disclose the NAV per share for each outstanding class of common stock in future periods once shares of such class are outstanding.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the April 30, 2018 valuations, based on property types. Once we own more than one multifamily, office and retail property, we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.2%	6.3%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values
Discount Rate	0.25% decrease	+1.9%
(weighted average)	0.25% increase	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.6%
(weighted average)	0.25% increase	(2.2%)

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of April 30, 2018 presented on page 2 of this Supplement under the section “April 30, 2018 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

Update to the Prospectus

The biography of James E. Sinople appearing in “Management-Directors and Executive Officers” section of our Prospectus is replaced with the following:

James E. Sinople has served as our Chief Financial Officer and Treasurer since July 2017. He also serves as VP, Investment Accounting Director for the TH Real Estate 3rd party reporting team, which is responsible for the oversight, accounting and reporting for over 20 funds and ventures with over $10 billion in AUM. The funds are comprised of core real estate assets (including office, retail, industrial and multi-family residential properties), commercial mortgage investments and super-regional malls. Prior to this role, Mr. Sinople was a Manager of agriculture portfolio reporting, including the initial $2 billion agriculture fund as well as TIAA investment subsidiaries. Prior to joining TIAA, Mr. Sinople served as a Project Controller in the energy and private equity industries. He also served in reporting and audit assurance roles at Time Warner Cable and Ernst and Young. Mr. Sinople holds a B.S. in Accounting from Florida Atlantic University and is a Certified Public Accountant.

Quarterly Report for the Period Ended March 31, 2018

On May 14, 2018, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the period ended March 31, 2018, a copy of which is attached to this supplement as Appendix A (without exhibits).

Appendix A

Quarterly Report on Form 10-Q

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 333-222231

nuveen

Nuveen Global Cities REIT, Inc.

(Exact name of Registrant as specified in its Charter)

Maryland	82-1419222
( State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

730 Third Avenue, 3rd Floor New York, NY	10017
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 490-9000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant: No established market exists for the registrant’s common stock.

As of May 14, 2018, there were 20,000,000 outstanding shares of Class N common stock and 59,300 outstanding shares of Class I common stock. There were no outstanding shares of Class T, Class S, or Class D common stock.

ITEM 1.	FINANCIAL STATEMENTS

Nuveen Global Cities REIT, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	March 31, 2018 (unaudited)	December 31, 2017
Assets
Investments in real estate, net	$114,021	$114,822
Investments in real estate-related securities, at fair value	20,218	—
Cash and cash equivalents	60,861	3,681
Intangible assets, net	6,359	7,305
Other assets	578	92

Total assets	$202,037	$125,900

Liabilities and Equity
Accounts payable, accrued expenses, and other liabilities	$2,762	$1,728
Due to affiliates	3,383	—
Intangible liabilities, net	234	250

Total liabilities	$6,379	$1,978

Equity
Common stock – Class N shares, $0.01 par value per share, 100,000,000 shares authorized, 20,000,000 and 12,425,000 shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	200	124
Additional paid-in capital	197,301	124,126
Accumulated deficit	(1,843)	(328)

Total equity	195,658	123,922

Total liabilities and equity	$202,037	$125,900

The accompanying notes are an integral part of these consolidated financial statements.

Nuveen Global Cities REIT, Inc.

Consolidated Statement of Operations (Unaudited) (a)

(in thousands, except share and per share data)

Three Months Ended March 31, 2018
Revenues
Rental revenue	$2,268
Tenant reimbursement income	554

Total revenues	2,822
Expenses
Rental property operating expenses	966
General and administrative expenses	1,691
Advisory fee	295
Depreciation and amortization	1,773

Total expenses	4,725
Other income
Income from real estate-related securities	388

Total other income	388
Net loss	$(1,515)

Net loss per share of common stock – basic and diluted	$(0.08)

Weighted-average shares of common stock outstanding, basic and diluted	18,148,333

(a)	Nuveen Global Cities REIT, Inc. was formed on May 1, 2017; accordingly there were no operations during the period ended March 31, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Nuveen Global Cities REIT, Inc.

Consolidated Statement of Changes in Equity (Unaudited)

(in thousands, except share data)

	Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Equity
	Common Stock
Balance at January 1, 2018	$124	$124,126	$(328)	$123,922
Issuance of 7,575,000 shares of Common Stock – Class N shares (net of $2,510 of offering costs)	76	73,164	—	73,240
Amortization of restricted stock grants	—	11	—	11
Net loss	—	—	(1,515)	(1,515)

Balance at March 31, 2018	$200	$197,301	$(1,843)	$195,658

The accompanying notes are an integral part of these consolidated financial statements

Nuveen Global Cities REIT, Inc.

Consolidated Statement of Cash Flows (Unaudited) (a)

(in thousands)

Three Months Ended March 31, 2018
Cash flows from operating activities:
Net loss	$(1,515)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,773
Unrealized gain on changes in fair value of real estate-related securities	(274)
Straight line rent adjustment	(45)
Amortization of above and below-market lease intangibles	(16)
Amortization of restricted stock grants	11
Change in assets and liabilities:
Increase in other assets	(441)
Increase in due to affiliates	873
Increase in accounts payable, accrued expenses, and other liabilities	1,034

Net cash provided by operating activities	1,400

Cash flows from investing activities:
Capital improvements to real estate	(26)
Purchase of real estate-related securities	(19,944)

Net cash used in investing activities	(19,970)

Cash flows from financing activities:
Proceeds from issuance of common stock	75,750

Net cash provided by financing activities	75,750

Net increase in cash and cash equivalents	57,180
Cash and cash equivalents, beginning of period	$3,681

Cash and cash equivalents, end of period	$60,861

Non-cash investing activities:

Accrued offering costs due to affiliate	$2,510

(a)	Nuveen Global Cities REIT, Inc. was formed on May 1, 2017; accordingly there were no operations during the period ended March 31, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Nuveen Global Cities REIT, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note 1. Organization and Business Purpose

Nuveen Global Cities REIT, Inc. (the “Company”) was formed on May 1, 2017 as a Maryland corporation and intends to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2018. The Company’s sponsor is Nuveen, LLC (the “Sponsor”), a wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”). The Company is the sole general partner of Nuveen Global Cities REIT OP, LP, a Delaware limited partnership (“Nuveen OP”). Nuveen OP has issued a limited partner interest to Nuveen Global Cities REIT LP, LLC (the “Limited Partner”), a wholly owned subsidiary of the Company. The Company was organized to invest primarily in stabilized income-oriented commercial real estate in the United States and that a substantial but lesser portion of the Company’s portfolio will include real properties located in Canada, Europe and the Asia-Pacific region. Substantially all of the Company’s business will be conducted through Nuveen OP. The Company and Nuveen OP are externally managed by TH Real Estate Global Cities Advisors, LLC (the “Advisor”), an indirect, wholly owned subsidiary of the Sponsor.

Pursuant to a registration statement on Form S-11, the Company has registered with the Securities and Exchange Commission (the “SEC”) an offering of up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in its primary offering and up to $1.0 billion in shares pursuant to its distribution reinvestment plan (the “Offering”). The registration statement was declared effective on January 31, 2018. The Company is publicly selling any combination of four classes of shares of its common stock, Class D shares, Class S shares, Class T shares and Class I shares, with a dollar value up to the maximum offering amount. The publicly offered share classes have different upfront selling commissions and ongoing stockholder servicing fees. The purchase price per share for each class of common stock in the Offering varies and will generally equal the Company’s prior month’s net asset value (“NAV”) per share, as calculated monthly, plus applicable upfront selling commissions and dealer manager fees.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of the Company and its subsidiaries, and in the opinion of management, include all necessary adjustments, consisting of only normal and recurring items, necessary for a fair statement of the Company’s financial position and results of operations for the interim period. These financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the applicable rules and regulations of the SEC. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. Certain footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted from this report pursuant to the rules of the SEC. The accompanying unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements prepared in accordance with GAAP, and the related notes thereto, that are included in the Company’s Special Report on Form 10-K for the fiscal year ended December 31, 2017 as filed with the SEC. The year-end balance sheet was derived from those audited financial statements.

All intercompany balances and transactions have been eliminated in consolidation. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Investments in Real Estate

In accordance with the guidance for business combinations, the Company determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired is not a business, the Company accounts for the transaction as an asset acquisition.

Whether the acquisition of a property acquired is considered a business combination or asset acquisition, the Company recognizes the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity. In addition, for transactions that are business combinations, the Company evaluates the existence of goodwill or a gain from a bargain purchase. The Company expenses acquisition-related costs associated with business combinations as they are incurred. The Company capitalizes acquisition-related costs associated with asset acquisition.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above-market and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including but not limited to the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals. Based on its acquisitions to date, the Company’s allocation to customer relationship intangible assets has not been material.

The Company records acquired above-market and below-market leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related expenses.

The amortization of acquired below-market leases is recorded as an adjustment to rental revenue on the Company’s Consolidated Statement of Operations. The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Consolidated Statement of Operations.

The cost of buildings and improvements includes the purchase price of the Company’s properties and any acquisition-related costs, along with any subsequent improvements to such properties. The Company’s investments in real estate are stated at cost and are generally depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Depreciable Life
Building and building improvements	40 years
Land improvements	15 years
Furniture, fixtures and equipment	3-7 years
Lease intangibles	Over lease term

Significant improvements to properties are capitalized. When assets are sold or retired, their costs and related accumulated depreciation or amortization are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

Repairs and maintenance are expensed to operations as incurred and are included in rental property operating expense on the Company’s Consolidated Statement of Operations.

The Company’s management reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties considered to be “long-lived assets to be held and used” are considered on an undiscounted basis to determine whether an asset has been impaired, the Company’s strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If the Company’s strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to the Company’s results. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value, less cost to sell. During the period presented, no such impairment occurred.

Investments in Real Estate-Related Securities

The Company has elected to classify its investment in real estate-related securities as trading securities and carry such investments at estimated fair value. As such, the resulting gains and losses are recorded as a component of income from real estate-related securities on the Consolidated Statement of Operations.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 – quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 – pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment.

These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

The carrying amounts of financial instruments such as other assets, accounts payable, accrued expenses and other liabilities approximate their fair values due to the short-term maturities and market rates of interest of these instruments.

As of March 31, 2018, the Company’s $20.2 million of investments in real-estate related securities consisted of shares of common stock of publicly-traded real estate investment trusts and were classified as Level 1. These investments are recorded at fair value based on the closing price of the common stock as reported by national securities exchanges.

Revenue Recognition

The Company’s sources of revenue arising from leasing arrangements and the related revenue recognition policies are as follows:

Rental revenue – primarily consists of base rent arising from tenant operating leases at the Company’s office, industrial, multifamily, and retail properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. The Company begins to recognize revenue upon the acquisition of the related property or when a tenant takes possession of the leased space.

Tenant reimbursement income – consists primarily of amounts due from tenants for costs related to common area maintenance, real estate taxes, and other recoverable costs included in lease agreements. The Company recognizes the reimbursement of such costs incurred as tenant reimbursement income.

Cash and Cash Equivalents

Cash and cash equivalents represents cash held in banks, cash on hand and liquid investments with original maturities of three months or less at the time of purchase. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash with high credit-quality institutions to minimize credit risk.

Income Taxes

The Company intends to make an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ending December 31, 2018. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes 90% of its taxable income to its stockholders. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. The Company may elect to treat certain of its corporate subsidiaries as taxable REIT subsidiaries (“TRSs”). There were no active TRSs since May 19, 2017 (date of initial capitalization) through March 31, 2018. In general, a TRS may perform additional services for the Company’s tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. A domestic TRS is subject to corporate federal income tax.

Tax legislation commonly referred to as the Tax Cuts & Jobs Act (the “TCJA”) was enacted on December 22, 2017. Among other things, the TCJA reduces the U.S. federal corporate income tax rate from 35% to 21% and creates new taxes on certain foreign-sourced earnings. Although management is still evaluating the effects of the

TCJA, the Company does not believe that the TCJA will materially impact its consolidated financial statements. This is due to the fact that the Company is operating in a manner which will allow it to qualify as a REIT which will result in a full valuation allowance being recorded against its deferred tax balances. The Company also estimates that the new taxes on foreign-sourced earnings are not likely to apply to its foreign investments.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under ASC 740, Income Taxes. Though the Company believes that the impacts of the TCJA will be immaterial to its financial results, the Company continues to analyze certain aspects of the TCJA, therefore its estimates may change as additional information becomes available. Many of the provisions of the TCJA will require guidance through the issuance of Treasury regulations in order to assess their effect. There may be a substantial delay before such regulations are promulgated, increasing the uncertainty as to the ultimate effect of the statutory amendments on the Company. It is also likely that there will be technical corrections legislation proposed with respect to the TCJA this year, the effect of which cannot be predicted and may be adverse to the Company or its stockholders.

The Company is a taxable subchapter C corporation for its initial tax year ending December 31, 2017. The Company is indirectly wholly-owned by TIAA as of December 31, 2017 and will be included in TIAA’s consolidated U.S. corporation income tax return for its initial tax year. In accordance with SEC Staff Accounting Bulletin No. 1B (“SAB1B”) in conjunction with ASC740, the Company has determined its income tax provision on a separate return basis. The income tax provision as of March 31, 2018 and December 31, 2017 is zero.

Net Loss per Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss for the period by the weighted average number of common shares and common share equivalents outstanding (unless their effect is anti-dilutive) for the period. There are no common share equivalents outstanding that would have a dilutive effect as a result of the net loss, and accordingly, the weighted average number of common shares outstanding is identical for the three months ended March 31, 2018 for both basic and diluted shares.

Organization and Offering Expenses

Organization costs are expensed as incurred and recorded as a component of General and Administrative Expenses on the Company’s Consolidated Statement of Operations and offering costs are charged to equity as such amounts are incurred.

The Advisor has agreed to advance organization and offering expenses on behalf of the Company (including legal, accounting, and other expenses attributable to the organization, but excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) through the fourth full fiscal quarter after the Company’s acquisition of its first property. The Company reimburses the Advisor for all such advanced expenses ratably over a 60 month period following December 31, 2018.

As of March 31, 2018, the Advisor and its affiliates had incurred organization and offering expenses on the Company’s behalf of $3.4 million, consisting of offering costs of $2.5 million and organization costs of $0.9 million. Such costs became the Company’s liability on January 31, 2018, the date as of which the Offering was declared effective. These organization and offering costs are recorded as Due to Affiliates on the Company’s Consolidated Balance Sheet as of March 31, 2018.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606).” Beginning January 1, 2018, the

Company was required to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and has included additional disclosure requirements. The majority of the Company’s revenue is derived from tenant leases at multifamily and industrial properties and the Company has concluded that the adoption of ASU 2014-09 did not have an impact on both the rental revenue and tenant reimbursement income revenue streams. The Company has adopted this standard on January 1, 2018 using the modified retrospective method, and the cumulative impact did not have an impact on equity. Accordingly, there are no differences between the amounts as reported in the Company’s Consolidated Balance Sheet as of March 31, 2018 and its Consolidated Statement of Operations for the three months ended March 31, 2018 compared to without the adoption of ASU 2014-09. However, upon adoption of the new leasing standard, ASU 2014-09 may impact the presentation of certain lease and non-lease components of revenue. See below for a further description of the expected impact the new leasing standard may have on the Company.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which will require organizations that lease assets to recognize the assets and liabilities for the rights and obligations created by those leases on their balance sheet. Additional disclosure regarding a company’s leasing activities will also be expanded under the new guidance. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and requires a modified retrospective transition. The Company is currently evaluating the potential impact of this pronouncement on the Company’s consolidated financial statements from both a lessor and lessee standpoint. Under the new leasing standard, lessor accounting remains substantially the same as current GAAP. However, the classification of certain lease and non-lease components, such as tenant reimbursement income for real estate taxes and insurance, may change but will not impact total revenue.

The new lease standard will have a significant impact on lessee accounting. As such, the Company will be required to recognize a right of use asset on the Company’s Consolidated Balance Sheet along with a lease liability equal to the present value of the remaining minimum lease payments for the Company’s ground leases.

The Company will elect the available practical expedients. This includes the practical expedient for lessees not to separate lease and non-lease components whereby both components are accounted for and recognized as lease components. In January 2018, the FASB issued a proposal for comment that would allow lessors to elect a similar practical expedient by class of underlying assets to not separate non-lease components from the lease component. The lessor’s practical expedient election would be limited to circumstances in which (i) the timing and pattern of revenue recognition are the same for the non-lease component and the related lease component and (ii) the combined single lease component would be classified as an operating lease. If the proposed practical expedient is issued in its existing form, the Company expects to elect the practical expedient which would allow the Company the ability to combine the lease and non-lease components if the underlying asset meets the two criteria above. The proposed changes were tentatively approved by the FASB in March 2018.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 clarifies the presentation of certain cash receipts and cash payments in the statement of cash flows. The primary updates include additions and clarifications of the classification of cash flows related to certain debt repayment activities, contingent consideration payments related to business combinations, proceeds from insurance policies, distributions from equity method investees, and cash flows related to securitized receivables. This update is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The ASU requires retrospective application to all prior periods presented upon adoption. The Company adopted this standard on January 1, 2018 with no material impact on the Company’s consolidated financial statements and related disclosures.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”). The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. GAAP currently does not include specific guidance on the cash flow classification and presentation of changes in restricted cash. This update is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The ASU requires retrospective application to all prior periods presented upon adoption. The Company adopted this standard on January 1, 2018 with no material impact on the Company’s consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09 “Compensation – Stock Compensation (Topic 718) – Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The amendments in this update will be applied prospectively to an award modified on or after the adoption date. This standard is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this standard on January 1, 2018 with no material impact on the Company’s consolidated financial statements and related disclosures.

Note 3. Investments in Real Estate

Investments in real estate, net consisted of the following (in thousands):

	March 31, 2018	December 31, 2017
Building and building improvements	$94,571	$94,545
Land and land improvements	18,558	18,558
Furniture, fixtures and equipment	1,842	1,842

Total	114,971	114,945
Accumulated depreciation	(950)	(123)

Investments in real estate, net	$114,021	$114,822

Depreciation expense was $827,000 for the three months ended March 31, 2018.

Note 4. Investments in Real Estate-Related Securities

As of March 31, 2018, the Company’s investments in real estate-related securities included shares of common stock of publicly-traded real estate investment trusts. As described in Note 2, the Company records its investments in real estate-related securities at fair value on its Consolidated Balance Sheets.

During the three months ended March 31, 2018, the Company recorded an unrealized gain of $0.3 million on its investments in real estate-related securities and recorded such amount as a component of income from real estate-related investment securities on its Consolidated Statement of Operations. During the three months ended March 31, 2018, the Company did not sell any securities.

Note 5. Intangibles

The gross carrying amount and accumulated amortization of the Company’s intangible assets and liabilities consisted of the following (in thousands):

	March 31, 2018	December 31, 2017
Intangible assets:
In-place lease intangibles	$5,808	$5,808
Other intangibles	1,635	1,635

Total intangible assets	$7,443	$7,443

Accumulated amortization:
In-place lease intangibles	(955)	(130)
Other intangibles	(129)	(8)

Total accumulated amortization	(1,084)	(138)

Intangible assets, net	$6,359	$7,305

Intangible liabilities:
Below-market lease intangibles	$(250)	$(250)
Accumulated amortization	16	—

Intangible liabilities, net	$(234)	$(250)

Amortization expense relating to intangible assets was $946,000 for the three months ended March 31, 2018. Income from the amortization of intangible liabilities was $16,000 for the three months ended March 31, 2018.

The estimated future amortization on the Company’s intangibles for each of the next five years and thereafter is as follows (in thousands):

	In-place Lease Intangibles	Other Intangibles	Below- market Lease Intangibles
Remaining 2018	$2,338	$361	$(45)
2019	1,031	436	(48)
2020	704	353	(44)
2021	464	179	(34)
2022	253	124	(22)
Thereafter	63	53	(41)

	$4,853	$1,506	$(234)

The weighted-average amortization periods for the acquired in-place lease intangibles, other intangibles and below-market lease intangibles of the properties acquired during the three months ended March 31, 2018 were five, four and two years, respectively.

Note 6. Other Assets and Other Liabilities

The following table summarizes the components of other assets (in thousands):

	March 31, 2018	December 31, 2017
Receivables	$232	$71
Straight-line rent receivable	59	14
Prepaid expenses	207	7
Other	80	—

Total	$578	$92

The following table summarized the components of accounts payable, accrued expenses, and other liabilities (in thousands):

	March 31, 2018	December 31, 2017
Real estate taxes payable	$1,129	$1,023
Accounts payable and accrued expense	1,164	388
Tenant security deposits	240	239
Other	229	78

Total	$2,762	$1,728

Note 7. Related Party Transactions

Pursuant to the advisory agreement between the Company and the Advisor, the Advisor is responsible for sourcing, evaluating and monitoring the Company’s investment opportunities and making decisions related to the acquisition, management, financing and disposition of the Company’s assets, in accordance with the Company’s investment objectives, guidelines, policies and limitations, subject to oversight by the Company’s board of directors.

Certain affiliates of the Company, including the Advisor, will receive fees and compensation, payable monthly, in connection with the offering and ongoing management of the assets of the Company, as follows:

Advisory Fee as a % of NAV
Class T shares	1.25%
Class S shares	1.25%
Class D shares	1.25%
Class I shares	1.25%
Class N shares	0.65%

The Company may retain certain of the Advisor’s affiliates for necessary services relating to the Company’s investments or its operations, including construction, special servicing, leasing, development, property oversight and other property management services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, loan servicing, property, title and other types of insurance, management consulting and other similar operational matters. Any such arrangements will be at market terms and rates. As of March 31, 2018, the Company has not retained an affiliate of the Advisor for any such services.

In addition, Nuveen Securities, LLC (the “Dealer Manager”) serves as the dealer manager for the Offering. The Dealer Manager is a registered broker-dealer affiliated with the Advisor. The Company’s obligations under the

Dealer Manager Agreement to pay stockholder servicing fees with respect to the Class D, Class S and Class T shares distributed in the Offering shall survive until such shares are no longer outstanding (including because such shares converted into Class I shares).

The following table presents the upfront selling commissions and dealer manager fees for each class of shares sold in the Offering, and the stockholder servicing fee per annum based on the aggregate outstanding NAV:

	Maximum Upfront Selling Commissions as a % of Transaction Price	Maximum Upfront Dealer Manager Fees as a % of Transaction Price	Stockholder Servicing Fee as a % of NAV
Class T shares	up to 3.0%	0.50%	0.85%(1)
Class S shares	up to 3.5%	None	0.85%
Class D shares	None	None	0.25%
Class I shares	None	None	None

(1)	Consists of an advisor stockholder servicing fee of 0.65% per annum and a dealer stockholder servicing fee of 0.20% per annum (or other amounts, provided that the sum equals 0.85%), of the aggregate NAV of outstanding Class T shares.

The Company will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager, in conjunction with the transfer agent, determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held within such account would exceed, in the aggregate, 8.75% of the sum of the gross proceeds from the sale of such shares and the aggregate gross proceeds of any shares issued under the distribution reinvestment plan with respect thereto (or, solely with respect to the Class T shares, a lower limit set forth in an agreement between the Dealer Manager and the applicable participating broker-dealer in effect on the date that such shares were sold). At the end of such month, each Class T share, Class S share and Class D share held in a stockholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share. The Company accrues the cost of the stockholder servicing fee as an offering cost at the time each Class T, Class S and Class D share is sold during the primary offering. There is not a stockholder servicing fee with respect to Class I shares.

If not already converted into Class I shares upon a determination that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such shares would exceed the applicable limit as described above, each Class T share, Class S share, Class D share and Class N share held in a stockholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) the Company’s merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of the Company’s assets, in each case in a transaction in which stockholders receive cash and/or listed securities or (iii) after termination of the primary portion of the offering in which such Class T shares, Class S shares and Class D shares were sold, the end of the month in which the Company, with the assistance of the dealer manager, determines that all underwriting compensation from all sources in connection with the Offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds of the primary portion of the Offering. In addition, immediately before any liquidation, dissolution or winding up, each Class T share, Class S share, Class D share and Class N share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

TIAA has agreed to purchase $300 million of shares of Class N common stock as follows: (i) prior to the commencement of the Offering, an aggregate of 20,000,000 Class N common stock (including the initial capitalization of $200,000) at a purchase price of $10.00 per share for a total value of $200 million; and (ii) during the period commencing January 1, 2018 and ending two years from the commencement of the Offering: (1) $50 million in shares of Class N common stock during the month following the date when the

Company’s NAV (exclusive of cash and listed securities) exceeds $100 million, and (2) $50 million in shares of Class N common stock during the month following the date when the Company’s NAV (exclusive of cash and listed securities) exceeds $200 million, each at the then-current transaction price, which will generally be the prior month’s NAV per share for Class N shares. As part of TIAA’s agreement to purchase these Class N shares, the Advisor has agreed that, in the event that certain capital raising thresholds are not achieved in the Offering, the Advisor will reimburse TIAA a portion of the advisory fees and organization and offering expenses charged with respect to the Class N shares.

Note 8. Economic Dependency

The Company will be dependent on the Advisor and its affiliates for certain services that are essential to it, including the sale of the Company’s shares of common stock, acquisition and disposition decisions, and certain other responsibilities. In the event that the Advisor and its affiliates are unable to provide such services, the Company would be required to find alternative service providers.

Note 9. Commitments and Contingencies

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. As of March 31, 2018, the Company was not involved in any material legal proceedings. In the normal course of business the Advisor, on behalf of the Company, enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Advisor expects the risk of loss to be remote.

On December 22, 2017, the Company entered into a subscription agreement to invest approximately $30 million (€25 million) into the European Cities Partnership SCSp, which along with the Advisor, is an indirect wholly-owned subsidiary of TIAA. As of March 31, 2018, the Company has not yet funded any portion of this investment.

Note 10. Tenant Leases

The following table presents the future minimum rents the Company expects to receive for its industrial properties, excluding tenant reimbursements of operating expenses (in thousands). Leases at the Company’s multifamily investments are short term, generally 12 months or less, and are therefore not included.

Year	Future Minimum Rent
Remaining 2018	$2,923
2019	3,502
2020	3,073
2021	2,177
2022	1,545
Thereafter	469

Total	$13,689

Note 11. Equity

Authorized Capital

On January 24, 2018, the Company filed Articles of Amendment and Restatement with the State Department of Assessments and Taxation of Maryland and the Company’s undesignated common stock became Class N shares of common stock and the Class D, Class S, Class T and Class I shares sold in the Offering were authorized.

As of March 31, 2018, the Company had authority to issue a total of 2,200,000,000 shares of capital stock. Of the total shares of stock authorized, 2,100,000,000 shares are classified as common stock with a par value of $0.01 per share, 500,000,000 of which are classified as Class T shares, 500,000,000 of which are classified as Class S shares, 500,000,000 of which are classified as Class D shares, 500,000,000 of which are classified as Class I shares, 100,000,000 of which are classified as Class N shares, and 100,000,000 are classified as preferred stock with a par value of $0.01 per share.

In addition, the Company’s board of directors may amend the charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has authority to issue, or to issue additional classes of stock which may be subject to various class-specific fees.

As of December 31, 2017, the Company had the authority to issue a total of 100,000,000 shares of common stock with a par value of $0.01 per share.

Preferred Stock

As of March 31, 2018, the Company has not sold any preferred stock.

Common Stock

As of March 31, 2018, the Company has 20,000,000 shares of Class N common stock issued and outstanding. As of March 31, 2018, the Company has not sold any Class T shares, Class S shares, Class D shares, or Class I shares.

On January 22, 2018, TIAA purchased $76 million of common stock (7,575,000 shares) at a purchase price of $10.00 per share. In addition, during the period commencing January 1, 2018 and ending January 31, 2020, TIAA has agreed to purchase upon the Company’s request: (1) $50 million in shares of Class N common stock following the date when the Company’s NAV (exclusive of cash and listed securities) exceeds $100 million, and (2) $50 million in shares of Class N common stock following the date when the Company’s NAV (exclusive of cash and listed securities) exceeds $200 million, in each case at the then-current transaction price which will generally be the prior month’s NAV per share for Class N shares. As part of TIAA’s agreement to purchase these Class N shares, the Advisor has agreed that, in the event that certain capital raising thresholds are not achieved in the Offering, the Advisor will reimburse TIAA a portion of the advisory fees and organization and offering expenses charged with respect to the Class N shares. TIAA makes its investments in Class N shares through a wholly owned subsidiary.

The Class N shares purchased by TIAA described above (excluding the initial capitalization which must be held for so long as the Advisor or its affiliate remains the advisor) shall be subject to the following limitations on repurchase:

•	(i) TIAA may submit up to 4,980,000 Class N shares for repurchase upon the earlier of (1) the date that the Company’s NAV reaches $1 billion, and (2) two years from the commencement of the Offering; and (ii) TIAA may submit all of its remaining Class N shares for repurchase beginning on the fifth anniversary of the commencement of the Offering.

•	The total amount of repurchases of Class N shares eligible for repurchase will be limited to no more than 0.67% of aggregate NAV per month and no more than 1.67% of the Company’s aggregate NAV per calendar quarter; provided that, if in any month or quarter the total amount of aggregate repurchases of all classes of common stock do not reach the overall share repurchase plan limits of 2% of the aggregate NAV per month and 5% of the aggregate NAV per calendar quarter, the above repurchase limits on the Class N shares shall not apply to that month or quarter and TIAA shall be entitled to submit shares for repurchase up to the overall share repurchase plan limits.

Restricted Stock Grants

The Company’s non-employee directors who are not affiliated with the Advisor or the Company are compensated with an annual fee, of which 25% is made in the form of an annual grant of restricted stock based on the most recent transaction price. The restricted stock generally vests one year from the date of grant, which, in connection with the directors’ first annual grant, is January 23, 2019. The Company accrued approximately $11,000 of expense in connection with restricted stock portion of director compensation, which is included in accounts payable, accrued expenses and other liabilities on the Consolidated Balance Sheets.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan whereby holders of Class T, Class S, Class D and Class I shares (other than investors in certain states or who are clients of a participating broker-dealer that does not permit automatic enrollment in the distribution reinvestment plan) have their cash distributions automatically reinvested in additional shares of common stock unless they elect to receive their distributions in cash. Holders of Class N shares are not eligible to participate in the distribution reinvestment plan and will receive their distributions in cash. Investors who are clients of a participating broker-dealer that does not permit automatic enrollment in the distribution reinvestment plan or are residents of those states that do not allow automatic enrollment will receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of the Company’s common stock. The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the transaction price at the time the distribution is payable, which will generally be equal to the Company’s prior month’s NAV per share for that share class. Stockholders do not pay upfront selling commissions or dealer manager fees when purchasing shares pursuant to the distribution reinvestment plan. The stockholder servicing fees with respect to shares of the Company’s Class T shares, Class S shares and Class D shares are calculated based on the NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the distribution reinvestment plan.

Share Repurchases

The Company has adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that the Company repurchase all or any portion of their shares. The Company may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in its discretion, subject to any limitations in the share repurchase plan. The total amount of aggregate repurchases of Class D, Class S, Class T, and Class I shares will be limited to 2% of the aggregate NAV per month and 5% of the aggregate NAV per calendar quarter. Shares would be repurchased at a price equal to the transaction price on the applicable repurchase date, subject to any early repurchase deduction. Shares that have not been outstanding for at least one year would be repurchased at 95% of the transaction price. Due to the illiquid nature of investments in real estate, the Company may not have sufficient liquid resources to fund repurchase requests and has established limitations on the amount of funds the Company may use for repurchases during any calendar month and quarter. Further, the Company’s board of directors may modify, suspend or terminate the share repurchase plan.

Note 12. Segment Reporting

The Company currently operates in three reportable segments: multifamily properties, industrial properties and real estate-related securities. These are operating segments that are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer, chief financial officer and head of portfolio management have been identified as the chief operating decision-makers. The Company’s chief operating decision-makers direct the allocation of resources to operating segments based on the profitability and cash flows of each respective segment. The Company believes that Segment Net Operating Income is the performance metric that captures the unique operating characteristics of each segment.

The following table sets forth the total assets by segment as of March 31, 2018 and December 31, 2017 (in thousands):

	March 31, 2018	December 31, 2017
Multifamily	$53,281	$54,074
Industrial	67,505	68,145
Real Estate-Related Securities	20,218	—
Other (Corporate)	61,033	3,681

Total assets	$202,037	$125,900

The following table sets forth the financial results by segment for the three months ended March 31, 2018 (in thousands):

	Multifamily	Industrial	Real Estate- Related Securities	Total
Revenues:
Rental revenue	$1,220	$1,048	$—	$2,268
Tenant reimbursement income	75	479	—	554

Total revenues	1,295	1,527	—	2,822
Expenses:
Rental property operating expenses	580	386	—	966

Total expenses	580	386	—	966

Income from real estate-related securities	—	—	388	388

Segment net operating income	$715	$1,141	$388	$2,244

Depreciation and amortization	$851	$922	$—	$1,773
General and administrative				1,691
Advisory fee				295

Net loss				$(1,515)

Note 13. Subsequent Events

On May 1, 2018, members of the Company’s board of directors purchased $600,000 of Class I shares of common stock (59,300 shares) at a purchase price of $10.12 per share.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

References herein to “Company,” “we,” “us,” or “our” refer to Nuveen Global Cities REIT, Inc. and its subsidiaries unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the unaudited consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q.

Forward-Looking Statements

This Quartlery Report on Form 10-Q contains forward-looking statements about our business, operations and financial performance, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements as a result of various factors, including but not limited to those discussed under “Risk Factors” in our Registration Statement on Form S-11 and amendments thereto., in our Special Report on Form 10-K for the year ended December 31, 2017, and elsewhere in this quarterly report on Form 10-Q. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Quarterly Report on Form 10-Q is filed with the SEC. Except as required by law, we do not undertake to update or revise any forward-looking statements contained in this Quarterly Report on Form 10-Q.

Overview

Nuveen Global Cities REIT, Inc. is a Maryland corporation formed on May 1, 2017. We were formed to invest in properties in or around certain global cities selected for their resilience, long-term structural performance and ability to deliver an attractive and stable distribution yield. We expect that a majority of our real estate investments will be located in the United States and that a substantial but lesser portion of our portfolio will include real properties located in Canada, Europe and the Asia-Pacific region. We will seek to complement our real property investments by investing a smaller portion of our portfolio in real estate-related assets. We are externally managed by our advisor, TH Real Estate Global Cities Advisors, LLC (“TH Real Estate Global Cities Advisors” or the “Advisor”), an investment advisory affiliate of TH Real Estate. TH Real Estate is the real estate investment management division of our sponsor, Nuveen, LLC (together with its affiliates, “Nuveen” or the “Sponsor”). Nuveen is the asset management arm and wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”). We intend to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.

Initial Public Offering

On January 31, 2018, our Registration Statement on Form S-11 was declared effective by the Securities and Exchange Commission (the “SEC”). We have registered with the SEC an offering of up to $5.0 billion in shares of common stock (the “Offering”), consisting of up to $4.0 billion in shares in our primary offering and up to

$1.0 billion in shares pursuant to our distribution reinvestment plan. We intend to publicly sell any combination of four classes of shares of our common stock, Class D shares, Class S shares, Class T shares and Class I shares, with a dollar value up to the maximum offering amount. The publicly offered share classes have different upfront selling commissions and ongoing stockholder servicing fees. The purchase price per share for each class of common stock in the Offering will vary and will generally equal our prior month’s NAV per share, as calculated monthly, plus applicable upfront selling commissions and dealer manager fees.

TIAA invested $200,000 through the purchase of 20,000 shares of common stock at $10.00 per share as our initial capitalization. Subsequent to our initial capitalization, TIAA has purchased $200 million in shares of Class N common stock (less the $200,000 initial capitalization amount) at a purchase price of $10.00 per share. Of the $200 million, $124 million was purchased by TIAA through December 31, 2017 and $76 million was purchased on January 22, 2018. TIAA has also agreed to purchase upon our request during the period commencing January 1, 2018 and ending two years from the commencement of the Offering: (1) $50 million in shares of Class N common stock following the date when our net asset value (“NAV”) (exclusive of cash and listed securities) exceeds $100 million, and (2) $50 million in shares of Class N common stock following the date when our NAV (exclusive of cash and listed securities) exceeds $200 million, each at the then-current transaction price, which will generally be the prior month’s NAV per share for Class N shares. Class N shares are not available for purchase in the Offering.

On May 1, 2018, members of the Company’s board of directors purchased $600,000 of Class I shares of common stock.

Investment Objectives

Our investment objectives are to:

•	provide regular, stable cash distributions;

•	target institutional quality, stabilized commercial real estate to achieve an attractive distribution yield;

•	preserve and protect stockholders’ invested capital;

•	realize appreciation from proactive investment management and asset management; and

•	seek diversification by investing across leading global cities and across real estate sectors including office, industrial, multifamily and retail.

We cannot assure you that we will achieve our investment objectives.

Summary of Portfolio

The following charts provide information on the nature and geographical locations of our real estate properties as of March 31, 2018:

Sector and Property/Portfolio Name	Number of Properties	Location	Acquisition Date	Ownership Interest	Acquisition Price (in thousands)(1)	Sq Feet (in thousands)/ # of units		Occupancy
Multifamily:
Kirkland Crossing	1	Aurora, IL	Dec, 2017	100%	$54,218	266	units	93%

Total Multifamily	1				$54,218	266	units	93%
Industrial:
West Phoenix Industrial	1	Phoenix, AZ	Dec, 2017	100%	$16,785	265	sq. ft	100%
Denver Industrial	3	Golden & Denver, CO	Dec, 2017	100%	51,135	486	sq. ft	100%

Total Industrial	4				$67,920	751	sq. ft	100%

Total Investment Properties	5				$122,138

(1)	Purchase price is inclusive of acquisition-related adjustments.

Property Type	Percentage (*)	Geography	Percentage (*)
Multifamily	44%	West	56%
Industrial	56%	Midwest	44%

Total:	100%	Total:	100%

(*)	Percentage is based upon the market value of the real estate properties.

Kirkland Crossing

On December 8, 2017, we acquired the Kirkland Crossing Apartments (“Kirkland Crossing”), a multifamily property from an unaffiliated third party for approximately $54 million, exclusive of acquisition adjustments. Constructed in 2003, Kirkland Crossing consists of 266 units with a mix of one-, two- and three-bedroom units, and is located in Aurora, Illinois, a suburb of Chicago. In-place rents at Kirkland Crossing are approximately $1,588 per unit. Consistent with most multifamily apartment properties, Kirkland Crossing has lease terms that are generally one year.

West Phoenix Industrial

On December 21, 2017, we acquired West Phoenix Industrial from an unaffiliated third party for a gross purchase price of approximately $17 million, exclusive of acquisition adjustments. Constructed in 1998, West Phoenix Industrial is an industrial warehouse/distribution building totaling 264,981 square feet, and is located in Phoenix’s Southwest submarket. West Phoenix Industrial was 100% leased to two tenants with a weighted average remaining lease term of three years at a weighted average rent of $3.82 per square foot per year.

Denver Industrial Portfolio

On December 28, 2017, we acquired a fee simple interest in an approximately 486,000 square foot three-property industrial portfolio located in the Central and West submarkets of Denver, Colorado (the “Denver Industrial Portfolio”). The portfolio was acquired from an unaffiliated third party for approximately $51 million, excluding acquisition adjustments. The Denver Industrial Portfolio is 100% leased to 20 tenants. The portfolio is comprised of one Class-A, 261,825 square foot bulk distribution warehouse that is leased to two tenants, one 71,193 square foot urban small-bay warehouse that is leased to three tenants, and one 152,966 square foot urban infill property that is comprised of three buildings and leased to 15 tenants. The remaining weighted average lease term across the portfolio is 3.6 years.

Investments in Real Estate-Related Securities

During the three months ended March 31, 2018, we acquired $19.9 million of common stock of publicly-traded REITs. The fair value of our real estate-related investments was approximately $20.2 million as of March 31, 2018.

Factors Impacting Our Operating Results

Our results of operations are affected by a number of factors and depend on the rental revenue we receive from the properties that we acquire, the timing of lease expirations, general market conditions, operating expenses, the competitive environment for real estate assets and dividend income from our investments in real estate-related securities.

Rental Revenues

We receive income primarily from rental revenue generated by the properties that we acquire. The amount of rental revenue depends upon a number of factors, including: our ability to enter into leases with increasing or market value rents for the properties that we acquire; and rent collection, which primarily relates to each future tenant’s financial condition and ability to make rent payments to us on time.

Competitive Environment

We face competition from a diverse mix of market participants, including but not limited to, other companies with similar business models, independent investors, hedge funds and other real estate investors. Competition from others may diminish our opportunities to acquire a desired property on favorable terms or at all. In addition, this competition may put pressure on us to reduce the rental rates below those that we expect to charge for the properties that we acquire, which would adversely affect our financial results.

Operating Expenses

Our operating expenses include general and administrative expenses, including legal, accounting, and other expenses related to corporate governance, public reporting and compliance with the various provisions of U.S. securities laws. As we have with the leases associated with our initial industrial properties, we generally expect to structure our industrial leases so that the tenant is responsible for taxes, maintenance, insurance, and structural repairs with respect to the premises throughout the lease term. Increases or decreases in such operating expenses will impact our overall financial performance.

Our Qualification as a REIT

We have been organized and we intend to elect, and to operate our business so as to qualify, to be taxed as a REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2018. Shares of our common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. In order for us to qualify as a REIT under the Code, we are required to, among other things, distribute as dividends at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders and meet certain tests regarding the nature of our income and assets. In order to satisfy a requirement that no five or fewer individuals own (or be treated as owning) more than 50% of our stock, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive)

of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of our outstanding common stock.

Tax legislation commonly referred to as the Tax Cuts & Jobs Act (the “TCJA”) was enacted on December 22, 2017. Among other things, the TCJA reduces the U.S. federal corporate income tax rate from 35% to 21% and creates new taxes on certain foreign-sourced earnings. Although management is still evaluating the effects of the TCJA, we do not believe that the TCJA will materially impact our consolidated financial statements. This is due to the fact that we are operating in a manner which will allow us to qualify as a REIT which will result in a full valuation allowance being recorded against its deferred tax balances. We also estimate that the new taxes on foreign-sourced earnings are not likely to apply to our foreign investments.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under ASC 740, Income Taxes. Although we believe that the impacts of the TCJA will be immaterial to our financial results, we continue to analyze certain aspects of the TCJA, therefore our estimates may change as additional information becomes available. Many of the provisions of the TCJA will require guidance through the issuance of Treasury regulations in order to assess their effect. There may be a substantial delay before such regulations are promulgated, increasing the uncertainty as to the ultimate effect of the statutory amendments on us. It is also likely that there will be technical corrections legislation proposed with respect to the TCJA this year, the effect of which cannot be predicted and may be adverse to us or our stockholders.

We are a taxable subchapter C corporation for our initial tax year ending December 31, 2017. We are wholly-owned by TIAA as of December 31, 2017 and will be included in TIAA’s consolidated U.S. corporation income tax return for our initial tax year. In accordance with SAB 1B in conjunction with ASC 740, we have determined our income tax provision on a separate return basis. The income tax provision as of March 31, 2018 and December 31, 2017 is zero.

Results of Operations

We were formed on May 1, 2017, received our initial capitalization on May 19, 2017 and commenced active real estate operations in December 2017 in connection with the acquisitions of our initial properties. Therefore, comparative operating results are not relevant to the discussion of operating results for the three months ended March 31, 2018, and we expect revenues and expenses to increase as we acquire more properties over a full calendar year. The following table sets forth the results of our operations for the three months ended March 31, 2018 (in thousands):

Three Months Ended March 31, 2018
Revenues
Rental revenue	$2,268
Tenant reimbursement income	554

Total Revenues	2,822
Expenses
Rental property operating expenses	966
General and administrative expenses	1,691
Advisory fee	295
Depreciation and amortization	1,773

Total Expenses	4,725
Other Income
Income from real estate-related securities	388

Net Loss	(1,515)

Net Loss Attributable to Stockholders	$(1,515)

Revenues

Rental revenue – Our rental revenue for the three months ended March 31, 2018 related to rent generated from our multifamily property ($1.2 million) and industrial properties ($1.1 million), all of which were acquired in December 2017.

Tenant reimbursement income – Tennant reimbursement income for the three months ended March 31, 2018 primarily includes amounts due from tenants for costs related to common area maintenance, real estate taxes and other recoverable costs included in lease agreements from our multifamily property ($0.1 million) and industrial properties ($0.5 million), all of which were acquired in December 2017.

Expenses

Rental property operating expenses – Property operating expenses for the three months ended March 31, 2018 primarily includes real estate taxes, utilities and other maintenance expenses associated with our real estate properties.

General and administrative expenses – General and administrative expenses for the three months ended March 31, 2018 primarily includes organization costs ($0.9 million), audit and other professional fees.

Advisory fee – The advisory fee for the three months ended March 31, 2018 related to amounts owed to the Advisor.

Depreciation and amortization – Depreciation and amortization for the three months ended March 31, 2018 relates to property, equipment and intangible assets in connection with our real estate properties.

Income from real estate-related securities – Income for the three months ended March 31, 2018 includes unrealized gains ($0.3 million) and dividend income ($0.1 million) relating to the real estate-related securities acquired in February 2018.

Net loss – Our net loss for the three months ended March 31, 2018 amounted to $1.5 million.

Liquidity and Capital Resources

Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating fees and expenses and to pay interest on any outstanding indebtedness we may incur. We will obtain the funds required to purchase investments and conduct our operations from the net proceeds of the Offering, the private placement of Class N shares to TIAA and any future offerings we may conduct, from secured and unsecured borrowings from banks and other lenders and from any undistributed funds from operations. Generally, cash needs for items other than asset acquisitions are expected to be met from operations, and cash needs for asset acquisitions are funded by the private placement of Class N shares to TIAA, public offerings of our Class T, Class S, Class D and Class I shares and debt financings. However, there may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Once we have raised substantial proceeds in the Offering and acquired a broad portfolio of real estate investments, our target leverage ratio will be approximately 30% to 50% of our gross real estate assets (measured using the fair market value of gross real estate assets, including equity in our securities portfolio), including property and entity-level debt, but excluding debt on the securities portfolio, although it may exceed this level during the offering stage. Our leverage ratio calculation will also factor in the leverage ratios of other vehicles and funds established by TH Real Estate in which we may invest, including the European Cities Fund and the Asia-Pacific Cities Fund. Our charter restricts the amount of indebtedness we may incur to 300% of our net assets, which approximates 75% of the aggregate cost of our investments, but does not restrict the amount of indebtedness we may incur with respect to any single investment. However, we may borrow in excess of this amount if such excess is approved by a majority of our independent directors, and disclosed to stockholders in the next quarterly report, along with justification for such excess.

If we are unable to raise substantial funds in our Offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our operating fees and expenses include, among other things, the advisory fee we pay to the Advisor, legal, audit and valuation expenses, federal and state filing fees, printing expenses, administrative fees, transfer agent fees, marketing and distribution expenses and fees related to acquiring, financing, appraising and managing our properties. The stockholder servicing fees we pay to the Dealer Manager are accrued up to a maximum amount of 8.75% of the sum of the gross proceeds at the time of the sale of common shares. We do not have any office or personnel expenses as we do not have any employees. We reimburse the Advisor for certain out-of-pocket expenses in connection with our operations. The Advisor has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through the first anniversary of our first acquisition. These expenses include legal, accounting, printing, mailing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but exclude selling commissions, dealer manager fees and stockholder servicing fees. We will reimburse the Advisor for such advanced expenses ratably over the 60 months following the first anniversary of our first investment acquisition. For purposes of calculating our NAV, the organization and offering expenses paid by the Advisor through the first anniversary of our first investment acquisition are not recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Advisor for these costs.

As of March 31, 2018, the Advisor and its affiliates had incurred organization and offering expenses on our behalf of $3.4 million, consisting of offering costs of $2.5 million and organization costs of $0.9 million. Such costs became our liability on January 31, 2018, the date as of which the Offering was declared effective. After the first anniversary of the commencement of the Offering, we will reimburse the Advisor for any organization and offering expenses that it incurs on our behalf as and when incurred. After the termination of each three-year public offering, the Advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur with respect to that offering exceed 15% of the gross proceeds from the Offering.

Although we have not received any commitments from lenders to fund a line of credit to date, we may decide to obtain a line of credit to fund acquisitions, to repurchase shares pursuant to our share repurchase plan and for any other corporate purpose. If we decide to obtain a line of credit, we would expect that it would afford us borrowing availability to fund repurchases. As our assets increase, however, it may not be commercially feasible or we may not be able to secure an adequate line of credit to fund share repurchases. Moreover, actual availability may be reduced at any given time if we use borrowings under the line of credit to fund share repurchases or for other corporate purposes.

Cash Flows

The following table sets forth the primary sources and uses of cash for the three months ended March 31, 2018 (in thousands):

Three Months Ended March 31, 2018
Cash flows from operating activities	$1,400
Cash flows used in investing activities	(19,970)
Cash flows provided by financing activities	75,750

Net increase in cash and cash equivalents	$57,180

Operating activities – Cash flows provided by operating activities were $1.4 million which primarily related to an increase in amounts due to affiliates ($0.9 million) and accounts payable, accrued expenses and other liabilities ($1.0 million). This was offset by an increase in other assets ($0.4 million).

Investing activities – Cash flows used in investing activities were approximately $20.0 million for the three months ended March 31, 2018 due to the February 2018 acquisition of real estate-related investment securities ($19.9 million).

Financing activities – Cash flows provided by financing activities was $75.8 million for the three months ended March 31, 2018 from the issuance of 7,575,000 shares of our common stock to TIAA at a purchase price of $10.00 per share.

Non-GAAP Financial Measures

Funds from Operations (“FFO”) and Adjusted FFO (“AFFO”) are non-GAAP financial measures used by many investors and analysts in the real estate industry. FFO is defined by the National Association of Real Estate Investment Trusts (“NAREIT”). FFO represents net income (loss) (calculated in accordance with GAAP), excluding gains (losses) on sales and/or impairment of real estate assets, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. This is a common non-GAAP financial measure as accounting for real estate assets on an historical cost basis may not correlate with the value of real estate as determined by market conditions. AFFO further adjusts FFO for other items we believe are not related to our core operations, such as for straight-line rental income. AFFO is not defined by NAREIT and the calculation of AFFO may not be comparable to disclosures made by other REITs.

Management believes that net income (loss), as defined by GAAP, is the most appropriate earnings measurement. However, management believes FFO and AFFO to be supplemental measures of a REIT’s performance because they provide an understanding of the operating performance of our properties without giving effect to certain significant non-cash items, primarily depreciation expense. Historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time. However, real estate values instead have historically risen or fallen with market conditions. We believe that by excluding the effect of depreciation, FFO and AFFO can facilitate comparisons of operating performance between periods. We report FFO and AFFO because these measures are observed by management to also be the predominant measures used by the REIT industry and by industry analysts to evaluate REITs and because FFO and AFFO are consistently reported, discussed, and compared by research analysts in their notes and publications about REITs. For these reasons, management has deemed it appropriate to disclose and discuss FFO and AFFO.

Our calculations of FFO and AFFO and related methodology may differ from those used by other REITs, and accordingly, may not be comparable to other REITs. Further, FFO and AFFO do not represent cash flow available for management’s discretionary use. FFO and AFFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO and AFFO should be considered only as supplements to net loss computed in accordance with GAAP as measures of our operations.

Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate AFFO. In the future, the SEC, NAREIT or a regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry at which point we may adjust our calculation and characterization of AFFO.

The below is a reconciliation of net loss to FFO and AFFO (in thousands):

Three Months Ended March 31, 2018
Net loss	$(1,515)
Adjustments:
Real estate depreciation and amortization	1,773

Funds From Operations	$258

Funds from Operations	$258
Adjustments:
Straight-line rental income	(45)
Amortization of above and below market lease intangibles	(16)
Organization costs	873
Unrealized gain from changes in fair value of real estate related securities	(274)
Amortization of restricted stock awards	11

Adjusted Funds from Operations attributable to stockholders	$807

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used in connection with the calculation of our net asset value (“NAV”). The overarching principle of these guidelines is to produce a valuation that represents a fair and accurate estimate of the value of our investments or the price that would be received for our investments in an arm’s-length transaction between market participants, less our liabilities. These valuation guidelines are largely based upon standard industry practices used by private, open-end real estate funds and are administered by the Advisor and its affiliates.

Our board of directors monitors compliance with our valuation guidelines on an ongoing basis. The calculation of our NAV is intended to be a calculation of fair value of our assets less our outstanding liabilities and may differ from our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets from historical cost to fair value in accordance with GAAP. Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. While we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and repurchase price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

The valuation of our real properties is managed by our independent valuation advisor, RERC, LLC, a valuation firm selected by the Advisor and approved by our board of directors. The Advisor is ultimately responsible for the determination of our NAV.

The purchase price per share in our Offering for each class of our common stock will generally equal our prior month’s NAV per share, as determined monthly, plus applicable selling commissions and dealer manager fees. Our NAV for each class of shares is based on the net asset values of our investments (including real estate-related assets), the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including any stockholder servicing fees applicable to such class of shares.

The following table provides the major components of our NAV as of March 31, 2018, including a reconciliation between stockholders’ equity under GAAP and NAV (in thousands, except per share data):

Components of NAV	March 31, 2018
Investments in real property	$123,600
Investments in real estate-related securities	20,218
Cash and cash equivalents	60,861
Other assets	519
Other liabilities	(2,762)

Net Asset Value	$202,436

Number of Outstanding Shares	20,000,000

Reconciliation of Stockholders’ Equity to NAV	March 31, 2018
Stockholders’ equity under GAAP	$195,658
Adjustments:
Organization and offering costs	3,383
Unrealized real estate appreciation	1,436
Accumulated depreciation and amortization	2,018
Straight-line rent receivable	(59)

Net Asset Value	$202,436

Our investments in real estate are recorded at fair value when determining NAV, as compared to historical cost for purposes of GAAP. Accordingly, the related depreciation and amortization is not recorded when determining NAV. NAV also excludes any effects for straight-line rental income.

As of March 31, 2018, all outstanding shares of common stock were Class N and held by TIAA through its wholly owned subsidiary. Our NAV per share of our Class N common stock as of March 31, 2018 was $10.12.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2018 valuations, based on property types. Once we own more than one multifamily, office and retail property, we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.24%	6.27%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial
Discount rate	0.25% decrease	1.90%
(weighted average)	0.25% increase	-1.80%
Exit capitalization Rate	0.25% decrease	2.60%
(weighted average)	0.25% increase	-2.20%

Limitations and Risks

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different NAV per share. Accordingly, with respect to our NAV per share, we can provide no assurance that:

(1)	a stockholder would be able to realize this NAV per share upon attempting to resell his or her shares;

(2)	we would be able to achieve, for our stockholders, the NAV per share, upon a listing of our shares of common stock on a national securities exchange, selling our real estate portfolio, or merging with an-other company; or

(3)	the NAV per share, or the methodologies relied upon to estimate the NAV per share, will be found by any regulatory authority to comply with any regulatory requirements.

Furthermore, the NAV per share was calculated as of a particular point in time. The NAV per share will fluctuate over time in response to, among other things, changes in real estate market fundamentals, capital markets activities, and attributes specific to the properties and assets within our portfolio.

Critical Accounting Policies

The preparation of the financial statements in accordance with GAAP involves significant judgements and assumptions and require estimates about matters that are inherently uncertain. These judgments affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. We consider our accounting policies over investments in real estate and revenue recognition to be our critical accounting policies. See Note 2 “Summary of Significant Accounting Policies” to the consolidated financial statements for further descriptions of such critical accounting policies along with other significant accounting policy disclosures.

Recent Accounting Pronouncements

See Note 2 – “Summary of Significant Accounting Policies” to the consolidated financial statements in this Quarterly Report on Form 10-Q for a discussion concerning recent accounting pronouncements.

Contractual Obligations

The following table aggregates our contractual obligations and commitments with payments due subsequent to March 31, 2018 (in thousands):

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Organization and offering expenses	$3,383	$169	$1,353	$1,353	$508

Total	$3,383	$169	$1,353	$1,353	$508

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As of March 31, 2018, our investments in real estate-related securities consisted of $20.2 million in shares of common stock of publicly-traded REITs. We may be exposed to market risk with respect to our investments in real estate-related securities due to changes in the fair value of our investments. The fair value may fluctuate, thus the amount we will realized upon any sale of our investments is unknown. As of March 31, 2018, the fair value at which we may sell our investments in real estate-related securities is not known, but we believe that a 10% change in the fair value of our investments in real estate-related securities may result in an unrealized loss of $2.0 million.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this Quarterly Report on Form 10-Q was made under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There have been no changes in our “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

Neither we nor the Advisor are currently involved in any material litigation.

Item 1A. Risk Factors.

There have been no material changes to the risk factors previously disclosed under “Risk Factors” in our Registration Statement on Form S-11.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Unregistered Sales of Equity Securities

On January 22, 2018, TIAA, through its subsidiary, purchased 7.575 million shares of our common stock at $10.00 per share, for an aggregate purchase price of $75,750,000. This transaction claimed to be exempt from the registration provisions of the Securities Act of 1933, as amended, by virtue of Section 4(a)(2) thereof, as this transaction did not involve any public offering.

Use of Offering Proceeds

On January 31, 2018, our Registration Statement on Form S-11 (File No. 333- 222231), registering our initial public offering of up to $5 billion in any combination of shares of our Class T common stock, Class S common stock, Class D common stock and Class I common stock, each with a par value of $0.01 per share, was initially declared effective by the SEC under the Securities Act, and we commenced our initial public offering. The per share price for each class of common stock sold in our public offering varies and is a transaction price that is generally equal to our prior month’s net asset value per share, as determined monthly, plus applicable upfront selling commissions and dealer manager fees. Nuveen Securities, LLC, a FINRA-registered broker-dealer affiliated with our Advisor, is serving as the dealer manager for our initial public offering. No class of our common stock is currently traded on any exchange, nor is there an established public trading market for our common stock.

As of March 31, 2018, we had not sold any registered shares of common stock pursuant to our public offering.

Share Repurchase Plan

On January 23, 2018 we adopted a share repurchase plan whereby on a monthly basis stockholders may request that we repurchase all or a portion of their shares of common stock. Under our share repurchase plan, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the opening of the last calendar day of that month (each such date, a “Repurchase Date”). Repurchases are made at the transaction price in effect on the Repurchase Date, except that shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price. The total amount of aggregate repurchases of Class T, Class S, Class D and Class I shares is currently limited to no more than 2% of our aggregate NAV per month and no more than 5% of our aggregate NAV per calendar quarter. From and after the date that the Class N shares held by TIAA become eligible for repurchase pursuant to our share repurchase plan, the total amount of aggregate repurchases of all classes of shares, including the Class N shares, will be limited to no more than 2% of our aggregate NAV per month and no more than 5% of our aggregate NAV per calendar quarter.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

None.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit No.	Description

31.1*	Certification of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Nuveen Global Cities REIT, Inc.

By:	/s/ Michael J.L. Sales
Michael J.L. Sales
Chief Executive Officer and Chairman of the Board

By:	/s/ James E. Sinople
James E. Sinople
Chief Financial Officer and Treasurer

Date: May 14, 2018